

December 17, 2020

Bill Brundage
Group Chief Financial Officer
Ferguson plc
1020 Eskdale Road, Winnersh Triangle, Wokingham
Berkshire, RG41 5TS. United Kingdom

> **Re: Ferguson plc**
> **Draft Registration Statement on Form 20-F**
> **Submitted November 20, 2020**
> **CIK No. 0001832433**

Dear Mr. Brundage:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 20-F

Risk Factors
Acquisitions, partnerships, joint ventures, demergers..., page 10

1. You state that the timing of the demerger of your United Kingdom operations remains uncertain and the Board is assessing other separation operations to facilitate the exit of such operations. Please advise whether you intend to complete the separation of the United Kingdom operations prior to listing on a United States exchange. Please also confirm that you will update your disclosure throughout to reflect the most recent status of discussions and plans relating to the separation, as well as your plans for an eventual primary listing in the United States and relocation of management to North America.

Regulation in the areas of privacy and protection...
Potential tariffs, a global trade war or United Kingdom's exit from the European Union..., page 16

2.   We note your disclosure that the decision by the United Kingdom to exit from the European Union could have adverse practical or operational implications on your business. Please expand this discussion to provide additional detail as to how the specific risks of Brexit could impact your operations. Please also discuss what steps, if any, management is preparing to take to mitigate and manage the risks posed to your business by Brexit.

Business Overview
United States, page 25

3.   Please revise to provide a more robust overview of the products sold and services performed in each of your various end markets, as well as the focus of your company on plumbing versus heating products, to the extent material. Please also indicate the percentage of U.S. revenue that is generated through e-commerce, and provide a description of the products offered online.

Competitive Conditions, page 26

4.   We note your disclosure that you have "leading positions in the residential and commercial end markets" and that you "leverage [your] scale and expertise across the organization for the benefit of [your] customers, which provides the opportunity to make attractive returns for [your] shareholders." Please disclose the basis for these statements, including the measure by which you have a leading position in residential and commercial end markets (ex: revenue, customers, etc). Refer to Item 4.B.7 of Form 20-F.

5.   Please more fully describe the residential and commercial end markets in which you operate so that investors may better understand how such markets are fragmented and why you believe there is a significant opportunity for strong growth and continued consolidation in such markets.

Item 5.
Operating and Financial Review and Prospects
Segments, page 29

6.   Please tell us the status of your intention to demerge your operations in the United Kingdom announced on September 3, 2019. In your response, please explain your consideration of classifying your United Kingdom operations as discontinued operations particularly in light of the recent news that the company is in the process of selling its U.K. plumbing business Wolseley and expects to select a buyer by early-2021. Refer to IFRS 5.

<u>Memorandum and Articles of Association, page 65</u>

7.   We note your disclosure in the second full risk factor on page 20 that Jersey law currently significantly limits the circumstances in which the shareholders of Jersey companies may bring derivative actions. Please revise this section or add a new section to more fully describe this limitation on shareholder rights to bring suits against the company. Please also advise whether this limitation applies to federal securities law claims. If the limitation applies to federal securities law claims, please disclose that shareholders cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder.

8.   Please revise to add a new section discussing any significant differences between Jersey corporate law and Delaware corporate law. Refer to Item 10.B.9 of Form 20-F.

<u>Noted to Audited Consolidated Financial Statements</u>
<u>Note 1. Accounting Policies</u>
<u>Other Intangible Assets, page F-14</u>

9.   Referencing the useful lives for Customer Relationships, please explain to us your rationale in determining the extended amortization period for this class of intangible assets.

     You may contact Robert Shapiro at 202-551-3273 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Erin Jaskot at 202-551-3442 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services